February 8, 2005

Mail Stop 0408

By U.S. Mail and facsimile to (614) 761-2909

Mr. Robert W. Hughes
OC Financial, Inc.
6033 Perimeter Drive
Dublin, OH 43017

Re:	OC Financial, Inc.
	Amendment Number One to Form SB-2 filed January 31, 2005
	File No. 333-121411

Dear Mr. Hughes:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors

We Will Use a Third Party to Originate One to Four Family
Residential
Loans Which Creates Dependence Upon a Third Party to Underwrite,
Process, and Close Our Mortgage Loans - page 15

1. Please revise to explicitly state the absence of any agreements with third party originators.


Management`s Discussion and Analysis of Recent Developments:
Comparison of Results of Operation for the Three Months Ended
December 31, 2004 and 2003 - page 26

2. In the first two paragraphs of this section, please revise to "loss" instead of "net income (loss)" and "net income loss."

Management`s Discussion and Analysis of Financial Condition and
Results of Operations
General - page 40

3. We note your response to comment 22. Please consider putting this cross reference in bold.

Delinquent Loans, Other Real Estate Owned and Classified Assets
Collection Procedures - page 70

4. We are unable to find revisions responsive to prior comment 30. Please revise or advise.

Annual Report
General

5. Please revise the headings to your financial statements to correctly identify each statement.

Note 9 - Loan Sales and Servicing Activities

6. Please refer to prior comment 42. As loan servicing revenue is usually reported net of servicing expense and amortization of a servicing asset, it remains unclear to us how you determined that a
25 basis point spread was not adequate compensation under paragraph
62 of SFAS 140, resulting in the recordation of a servicing asset. Please revise to disclose the amount of servicing expense in each period presented and disclose where in the income statement it is reported. Also, provide us your SAB Topic 1:M analysis documenting that your servicing income is just adequate to compensate you for your servicing responsibilities. Revise the Business section to discuss why you retain servicing on sold loans when the servicing income is just adequate to cover your expenses. We note the significance of servicing revenues to pre-tax income.


Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Isa Farhat at (202) 824-5418 or Paul Cline at
(202) 942-1782 if you have questions regarding comments on the financial statements and related matters. Please contact Kathryn McHale at (202) 824-5538 or me at (202) 942-1779 with any other questions.

						Sincerely,


						Barry McCarty
						Senior Counsel


cc:	Richard Garabedian, Esq.
	Luse Gorman Pomerenk & Schick, P.C.
	5335 Wisconsin Avenue, N.W., Suite 400
	Washington, D.C. 20015
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OC Financial, Inc.
Mr. Robert Hughes
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